SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                              Golden Telecom, Inc.
                ------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
            -------------- ----------------------------------------
                         (Title of Class of Securities)


                                    38122G107
                                 (Cusip Number)


                           Vladimir Ivanovich Androsik
                   Open Joint Stock Company Long-Distance and
                  International Telecommunications "Rostelecom"
             Russia, 125047, Moscow, ul. 1st Tverskaya-Yamskaya, 14
                                 +7 095 200 5750
                  -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 5, 2002
                 --------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

----------------------- --------------------------------- ----------------------
CUSIP No.                             13D                     Page 2
38122G107
----------------------- --------------------------------- ----------------------
------------ -------------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             TELECOMMUNICATION INVESTMENT JOINT-STOCK COMPANY
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                         *(b)[X]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             Not applicable
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [-]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             RUSSIAN FEDERATION
             -------------------------------------------------------------------
------------------------- ------- ----------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                    4,024,067*
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  0
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                    4,024,067*
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  0
------------------------- ------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,024,067
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [-]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.0%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

             OO; HC
------------ -------------------------------------------------------------------


--------

* See Items 5 and 6.

----------------------- --------------------------------- ----------------------
CUSIP No.                             13D                     Page 3
38122G107
----------------------- --------------------------------- ----------------------
------------ -------------------------------------------------------------------
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS "ROSTELECOM"
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                         *(b)[X]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    4.
             SOURCES OF FUNDS

             OO
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [-]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             RUSSIAN FEDERATION
             -------------------------------------------------------------------
------------------------- ------- ----------------------------------------------
       NUMBER OF            7.
         UNITS                    SOLE VOTING POWER

                                    4,024,067
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      BENEFICIALLY          8.
        OWNED BY                  SHARED VOTING POWER

                                  0
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
          EACH              9.
       REPORTING                  SOLE DISPOSITIVE POWER

                                    4,024,067
                          ------- ----------------------------------------------
                          ------- ----------------------------------------------
      PERSON WITH          10.
                                  SHARED DISPOSITIVE POWER

                                  0
------------------------- ------- ----------------------------------------------
             -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,024,067
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             [-]
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.0%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON

             OO
------------ -------------------------------------------------------------------
--------

* See Items 5 and 6.

Item 1.  Security and Issuer.

This Schedule relates to the shares of common stock, par value $0.01 per share (the "Shares"), of Golden Telecom, Inc., a Delaware corporation ("Golden Telecom"). The principal executive offices of Golden Telecom are located at c/o Representation Office Golden Teleservices, Inc., 12, Trubnaya Ulitsa, Moscow, Russia 103045.

Item 2.  Identity and Background.

This Schedule is being filed by each of the following persons (collectively, the "Reporting Persons"):

-    Telecommunication Investment Joint-Stock Company ("Svyazinvest"), and

- Open Joint Stock Company Long-Distance and International Telecommunications "Rostelecom" ("Rostelecom").

Svyazinvest holds 50.67% of voting shares of Rostelecom and 9 of the 11 directors of Rostelecom are designees of Svyazinvest. Accordingly, Svyazinvest may be deemed to be the beneficial owner of the Shares directly held by Rostelecom. Svyazinvest disclaims such beneficial ownership.

Svyazinvest:
-----------

State of organization:              Russian Federation

Principal business:                 holding company (engaged, through its
                                    subsidiaries and affiliates, in the
                                    provision of all types of telecommunication services)

Principal business address:         55 ul. Plyuschikha, bldg. 2 Moscow, 119121,
                                     Russia

Rostelecom:
----------

State of organization:              Russian Federation

Principal business:                 long-distance and international
                                    communications, radio and television
                                    broadcast and data transfer

Principal business address:         14 ul.1st Tverskaya-Yamskaya, Moscow,
                                    125047, Russia

Information regarding the directors and officers of each of the Reporting Persons is set forth in Schedule A hereto and is incorporated herein by reference.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this
Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 13, 2002, Rostelecom, SFMT-CIS, Inc. and Limited Liability Company "TeleRoss" (entities controlled by Golden Telecom) entered into an Ownership Interest Purchase Agreement ("Purchase Agreement"), whereby on September 5, 2002, Rostelecom acquired 15% of the outstanding Shares, cash and a promissory note in exchange for Rostelecom's 50% ownership interest in Limited Liability Company "EDN Sovintel". See Item 6 for a description of the Purchase Agreement. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the text of the Purchase Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 4.  Purpose of the Transaction.

The information set forth in Items 5 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons have acquired the 4,024,067 Shares of Golden Telecom solely for investment purposes. Rostelecom has entered into the Shareholders Agreement (as described in Items 5 and 6 hereof), which contains certain provisions for the nomination and removal of the directors of Golden Telecom, and the Standstill Agreement (as described in Items 5 and 6 hereof), which contains certain provisions relating to business combinations, proxy contests and the acquisition of securities of Golden Telecom. Pursuant to the Shareholders Agreement, Rostelecom has the right to appoint two directors, one of whom is to be an Independent Director (as defined in the Shareholders Agreement), to the Board of Directors of Golden Telecom. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of Golden Telecom, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding Golden Telecom or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


Item 5.  Interest in Securities of the Issuer.

(a) (i) Rostelecom directly owns 4,024,067 Shares of Golden Telecom, which represents approximately 15.0% of the outstanding common stock of Golden Telecom.

     (ii) As a result of its relationship with Rostelecom, Svyazinvest may be deemed the beneficial owner of the 4,024,067 Shares of Golden Telecom owned by Rostelecom. Svyazinvest disclaims such beneficial ownership.

     (iii) Golden Telecom, Rostelecom, Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIG"), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish") and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund" and, together with Cavendish, "Barings") entered into a Shareholders Agreement, dated as of September 5, 2002 (the "Shareholders Agreement"), and a Standstill Agreement, dated as of September 5, 2002 (the "Standstill Agreement"). See Item 6 for a description of the Shareholders Agreement and the Standstill Agreement.

     Based on the most recent Schedule 13D filings by each of Alfa Telecom, CIG, First NIS Fund and Cavendish, dated as of September 9, 10 or 11, 2002, such entities may be deemed to beneficially own the following numbers and percentages of the outstanding Shares: Alfa Telecom - 10,731,707 (40.00%); CIG - 2,166,405 (8.10%), Cavendish - 1,844,469 (6.90%) and First NIS Fund - 723,907 (2.70%).

     To the best of the Reporting Persons' knowledge (and based in part on the Schedule 13D filings described in the foregoing paragraph), as of September 5, 2002, Rostelecom, Alfa Telecom, CIG, Cavendish and First NIS Fund, in the aggregate but not individually, may be deemed to beneficially own 19,490,555 Shares (72.7% of Golden Telecom). Each of the Reporting Persons disclaims beneficial ownership of all Shares of Common Stock beneficially owned by Alfa Telecom, CIG, First NIS Fund and Cavendish, and the filing of this Schedule shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof forms a "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act) with, or is the beneficial owner of any Shares beneficially owned by, Alfa Telecom, CIG, First NIS Fund and Cavendish.

(b) Rostelecom has the sole power to direct the voting and disposition of the 4,024,067 Shares. Based on its relation with Rostelecom, Svyazinvest may be deemed to have the sole power to direct the voting and disposition of such shares. Svyazinvest disclaims such beneficial ownership. To the best knowledge of the Reporting Persons, none of the directors or executive officers listed in
Item 2 above is the beneficial owner of Golden Telecom Shares.

(c) Except as otherwise described in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons listed in Item 2 above, has effected any transactions in Shares in the past 60 days.

(d) Not applicable, except to the extent shareholders of the Reporting Persons have the right to receive dividends from either of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Pursuant to the Purchase Agreement, Rostelecom purchased 15% of the Shares (4,024,067 Shares) in exchange for Rostelecom's 50% ownership interest in Limited Liability Company "EDN Sovintel". In addition to the Shares, Rostelecom also received other consideration consisting of cash and a promissory note to the total amount of US$56,000,000. The consummation of the sale and purchase contemplated by the Purchase Agreement (the "Closing") took place on September 5, 2002. At the Closing Rostelecom received title to 15% of the Shares (4,024,067 Shares) in consideration for the transfer of its 50% ownership interest in Limited Liability Company "EDN Sovintel".

Pursuant to the Subscription Agreement, dated as of September 5, 2002, between Golden Telecom and Rostelecom, the value of each Share was deemed equal to US$10.50 and the aggregate value of the Shares was deemed equal to US$42,252,703.50. The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the text of the Subscription Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Pursuant to the Registration Rights Agreement, dated as of September 5, 2002, between Golden Telecom and Rostelecom, Rostelecom is entitled to request two Demand Registrations for at least 1,000,000 Shares each at any time six months after September 5, 2002. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is attached hereto as Exhibit 3 and incorporated herein by reference.

Pursuant to the Standstill Agreement, Golden Telecom, Rostelecom, Alfa Telecom, CIG, Cavendish and First NIS Fund agreed, among other things, not to (i) engage in "business combinations" with Golden Telecom (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire Shares of voting stock of Golden Telecom in excess of specified levels and (iii) engage in proxy contests in respect of Shares of voting stock of Golden Telecom, in each case for a period of two years following the date of the Standstill Agreement. In addition, the Standstill Agreement grants to each of Rostelecom, Alfa Telecom, CIG, Cavendish and First NIS Fund a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the Standstill Agreement, which expires upon the occurrence of any of the following: (i) the mutual agreement of the parties thereto, (ii) the voluntary or involuntary filing of a petition in bankruptcy by or against Golden Telecom, (iii) an event of insolvency affecting Golden Telecom, or the appointment of a receiver for Golden Telecom or (iv) on the second anniversary of the date of the Standstill Agreement.

Golden Telecom, Rostelecom, Alfa Telecom, CIG, Cavendish and First NIS Fund entered into the Shareholders Agreement. The Shareholders Agreement provides for certain tag-along rights exercisable by CIG, Rostelecom and/or Barings in the event that Alfa Telecom proposes to transfer Shares to a third party who will own, directly or indirectly, no less than one-third of the Golden Telecom's Shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIG, Rostelecom and/or Barings of such right, the exercising party may sell to the third party its pro rata portion of the Shares covered by the third party offer. The Shareholders Agreement further provides for the nomination and removal of directors of Golden Telecom. Rostelecom has the right to designate two directors, one of whom shall be independent and financially literate. Subject to certain conditions, Alfa Telecom has the right to designate three directors. CIG and Barings each have the right to designate one director. In addition, the directors sitting on the board of directors of Golden Telecom on the date the board adopts resolutions concerning Golden Telecom's annual meeting of stockholders shall designate two directors, which directors, if required by applicable marketplace rules, shall be independent and financially literate. Upon Alfa Telecom's ceasing to own at least 15% of the issued and outstanding Shares, the number of directors designated by Alfa Telecom shall be reduced to two. Upon Rostelecom's ceasing to own at least 10% of the issued and outstanding Shares, the number of directors designated by Rostelecom shall be reduced to one. Upon any of Alfa Telecom, Rostelecom, CIG or Barings ceasing to own at least 3% of the issued and outstanding Shares, the board representation rights of such entity shall terminate. Golden Telecom and each of Rostelecom, Alfa Telecom, Barings and CIG have agreed that, as long as the voting agreement set forth in Section 3 of the Shareholders Agreement remains in effect, each of them will take all actions (including, without limitation, the voting of Shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the board of directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the board of directors specified in Section 3 of the Shareholders Agreement in accordance with the terms of such provision.

In addition, the Shareholders Agreement contains procedures relating to the approval of special transactions which involve, directly or indirectly, a value exceeding 5% of the total consolidated assets of Golden Telecom and its subsidiaries and include provisions relating to the proposal of special transactions by directors as well as the retention in certain cases of an independent special consultant to review a special transaction.

The Shareholders Agreement shall terminate upon the later of (i) May 11, 2004 or
(ii) the date of Golden Telecom's annual meeting of stockholders to be held in 2004. The Shareholders Agreement will also terminate as to any of Rostelecom, Alfa Telecom, Barings and CIG if such entity ceases to hold at least 1.5% of the issued and outstanding Shares. The provisions in Section 2 of the Shareholders Agreement regarding tag-along rights upon certain sales by Alfa Telecom will terminate as to Barings or CIG if such entity ceases to hold at least 2.5% of the issued and outstanding Shares.

The foregoing descriptions of the Shareholders Agreement and the Standstill Agreement do not purport to be complete and are qualified in their entirety by the terms of the Shareholders Agreement and the Standstill Agreement, which are incorporated herein by reference and are attached hereto as Exhibits 8 and 9.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of Golden Telecom.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1    -    Purchase Agreement, dated as of March 13, 2002

Exhibit 2   -     Subscription Agreement, dated as of September 5, 2002

Exhibit 3    -    Registration Rights Agreement, dated as of September 5, 2002

Exhibit 4    -    Shareholders  Agreement, dated as of September 5, 2002

Exhibit 5    -    Standstill Agreement, dated as of September 5, 2002

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  September 16, 2002


                                                 TELECOMMUNICATION INVESTMENT
                                                 JOINT-STOCK COMPANY


                                                 By:      /s/ V.N. Yashin
                                                          ----------------
                                                          V.N. Yashin
                                                          General Director


                                                 OPEN JOINT STOCK COMPANY
                                                 LONG-DISTANCE AND INTERNATIONAL
                                                 TELECOMMUNICATIONS "ROSTELECOM"



                                                 By:      /s/ S.I. Kouznetsov
                                                          --------------------
                                                          S.I. Kouznetsov
                                                          General Director

                                   SCHEDULE A
                        EXECUTIVE OFFICERS AND DIRECTORS
                          OF SVYAZINVEST AND ROSTELECOM

The name, business address and current principal occupation or employment of each of the executive officers and directors of Svyazinvest or Rostelecom are set forth below. The business address of each such person representing Svyazinvest is 55 ul. Plyuschikha, bldg. 2 Moscow, 119121, Russia. The business address of each such person representing Rostelecom is 14 ul. 1st Tverskaya-Yamskaya, Moscow, 125047, Russia. All such persons listed below are citizens of the Russian Federation except for Stuart G. Paperin, David
Geovanis and Grigory M. Finger, who are citizens of the United States.

Name                        Present Principal Occupation or Employment

SVYAZINVEST

Leonid D. Reiman            Chairman of the Board of  Directors and Minister for
                            Communications and Informatization of the Russian
                            Federation

Alexander V. Anoshkin       Member of the Board of Directors and Assistant to
                            the Head of the President's Administration of the Russian Federation

Vladimir V. Malin           Member of the Board of Directors and Chairman of the
                            Russian Federal Property Fund

Stuart G. Paperin           Member of the Board of Directors and Executive
                            Vice-President of the Soros Fund

Sergei V. Molozhavyi        Member of the Board of Directors and Deputy
                            Minister, Ministry of Property Relations of the
                            Russian Federation

David Geovanis              Member of the Board of Directors and President of
                            the Soros Fund

Andrei G. Tsyganov          Member of the Board of Directors and Deputy
                            Minister, Ministry of the Russian Federation for
                            Antimonopoly Policy and Support of Entrepreneurship

Sergei V. Mitrofanov        Member of the Board of Directors and Deputy General
                            Director, Federal Agency of Government
                            Communications  and  Information (FAPSI)

Elvira S. Nabiullina        Member of the Board of Directors and First Deputy
                            Minister,  Ministry of Economic Development and
                            Trade of the Russian Federation

Valery N. Yashin            General Director, Chairman of Management Board
                            and Chairman of the Board of Directors of Rostelecom

Vladislav S. Vasin          First Deputy General Director, member of Management
                            Board

Alexander V. Lopatin        Deputy General Director, member of Management Board

Stanislav N. Panchenko     Deputy General Director, member of Management Board

Anton I. Osipchuk           First Deputy General Director, member of Management
                            Board

Georgii A. Romskii          Deputy General Director, member of Management Board

Vadim E. Belov              Deputy General Director, member of Management Board

Sergei I. Kouznetsov        Member of Management Board and General Director,
                            member of the Board of Directors and Chairman of Management Board of Rostelecom

ROSTELECOM

Valery N. Yashin            Chairman of the Board of Directors and General
                            Director, Chairman of Management Board of
                            Svyazinvest

Vadim E. Belov              Member of the Board of Directors and Deputy General
                            Director, member of Management Board of Svyazinvest

Nikolai P. Emelyanov        Member of the Board of Directors and General
                            Director of Open Joint Stock Company
                            "Novgorodtelecom"

Sergei I. Kouznetsov        Member of the Board of Directors, General Director,
                            Chairman of Management Board and Member of
                            Management  Board of Svyazinvest

Alexander V. Lopatin        Member of the Board of Directors and Deputy General
                            Director, member of Management Board of Svyazinvest

Anton I. Osipchuk           Member of the Board of Directors and First Deputy
                            General Director, member of Management Board of
                            Svyazinvest

Stanislav N. Panchenko     Member of the Board of Directors and Deputy General
                            Director, member of Management Board of Svyazinvest

Victor A. Polischuk         Member of the Board of Directors and President of
                            Open Joint Stock Company "Russian Telecommunication
                            Network"

Irina M. Ragozina           Member of the Board of Directors and Director of
                            Corporate Management Department of Svyazinvest

Mikhail V. Slipenchuk       Member of the Board of Directors and General
                            Director of  Limited Liability Company "Investment
                            Financial Company "Metropol"

Grigory M. Finger           Member of the Board of Directors

Sergei I. Kouznetsov        General Director, member of the Board of Directors,
                            Chairman of Management Board and Member of
                            Management Board of Svyazinvest

Vladimir I. Androsik        Deputy General Director, Financial Director, member
                               of Management Board

Dmitry E. Erokhin           First Deputy General Director, member of Management
                            Board

Igor V. Zabolotnyi          Member of Management Board and Executive Director
                            and Director of the Marketing and Sales Department of Svyazinvest

Vadim Y. Izotov             Deputy General Director, Director of Information
                            Technology, member of Management Board

Alexander V. Lopatin        Member of Management Board and Deputy General
                            Director, member of Management Board of Svyazinvest

Alexander A. Lutsky         Member of Management Board, Chief Accountant

Vladimir K. Mironov         Member of Management Board, Deputy General Director
                           for Personnel and Security

Alexander V. Mikhalev       Member of Management Board, Deputy General Director
                           and Administrative Director

Marina D. Oleshek           Member of Management Board, Deputy General Director
                            and Director for Organizational Development and
                               Personnel Managment

Vladimir V. Terekhov        Member of Management Board, Deputy General Director
                             and Technical Director